UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 18, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR APRIL 2020

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In April 2020, the Company’s passenger transportation capacity (measured by available seat- kilometres) decreased by 72.76% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 59.22%, 95.87% and 95.66% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) decreased by 79.07% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 68.49%, 97.83% and 99.17% year-on-year, respectively; and passenger load factor decreased by 19.39 percentage points year-on-year to 64.21%, among which, the passenger load factor of its domestic, international and regional routes decreased by 19.30, 38.61 and 66.35 percentage points year-on-year, respectively.

Affected by the occurrence of the novel coronavirus (COVID-19) epidemic since the beginning of 2020, the demand and willingness of passengers to travel have been significantly reduced. The Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, timely organised special charter flights, enhanced epidemic protection for passengers and employees, and strengthened the transportation of epidemic prevention materials. With the situation of prevention and control of the novel coronavirus (COVID-19) epidemic in China being further stabilized and normalized and the resumption of work and production in various regions being promoted in an orderly manner, domestic passenger transportation capacity and passenger traffic volume increased by 8.73% and 21.72% respectively as compared with March 2020, and domestic passenger load factor was 65.62%, representing an increase of 7.01 percentage points as compared with March 2020. The demand and willingness of passengers to travel have increased as compared with last month. However, the global epidemic situation is still severe. International passenger transportation capacity and passenger traffic volume decreased by 81.41% and 83.39% respectively and regional passenger transportation capacity and passenger traffic volume decreased by 43.71% and 66.12% respectively as compared with March 2020, representing a further decline from March 2020. The Company will actively optimise and adjust its transportation capacity deployment in the future based on the progress of prevention and control of the novel coronavirus (COVID-19) epidemic and the recovery of market demand.

In relation to freight transportation, freight load volume in April 2020 increased by 2.17% year-on-year. The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by Eastern Airline Logistics Co., Limited ( 東方航空物流股份有限公司) (“Eastern Logistics”), a subsidiary of the controlling shareholder of the Company. During the outbreak of the novel coronavirus (COVID-19) epidemic, there has been relatively strong demand for medical and anti-epidemic materials, and therefore the Company has promptly carried out freighter conversion for some passenger aircraft (“Passenger-to-Freighter Conversion”) to enhance air freight transportation capacity. The relevant freight transportation business is operated by Eastern Logistics specifically for external operations, and the transactions between the two parties are on normal commercial terms on a fair basis. As of the date of this announcement, the Company has conducted Passenger-to-Freighter Conversion to 13 A330 aircraft, among which 8 have been put into operation. Compared with last month, the Company launched new outbound freight transportation charter routes, such as Shenzhen — Los Angeles, etc.

In April 2020, the Company launched a new domestic passenger transportation route, i.e. Baoshan, Yunnan Province — Jinghong, Yunnan Province.

II.	FLEET STRUCTURE

In April 2020, the Company had no introduction and retirement of aircraft, and operated a total of 723 aircraft, including 263 self-owned aircraft, 261 aircraft under finance lease and 199 aircraft under operating lease.

As at the end of April 2020, details of the fleet structure of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	40	48	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	26	25	5	56
	Narrow-body passenger aircraft	223	213	194	630
5	A320 series	136	125	68	329
6	B737 series	87	88	126	301
	Total	263	261	199	723

Note: The 11 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Amount completed in April 2020	Amount completed in April 2019	Year-on- year increase	Total amount completed from January to April in 2020	Total amount completed from January to April in 2019	Year-on- year increase
Passenger Transportation Data ASK (available seat- kilometres) (millions)	5,802.27	21,296.79	-72.76%	42,449.58	87,154.03	-51.29%
— Domestic routes	5,476.24	13,428.03	-59.22%	28,378.91	55,577.17	-48.94%
— International routes	300.91	7,290.60	-95.87%	13,453.83	29,346.37	-54.16%
— Regional routes	25.11	578.16	-95.66%	616.84	2,230.49	-72.35%
RPK (revenue passenger- kilometres) (millions)	3,725.75	17,804.99	-79.07%	28,562.84	72,246.82	-60.46%
— Domestic routes	3,593.32	11,402.79	-68.49%	19,010.24	46,487.78	-59.11%
— International routes	128.47	5,927.44	-97.83%	9,186.82	23,927.70	-61.61%
— Regional routes	3.96	474.76	-99.17%	365.78	1,831.34	-80.03%
Number of passengers carried (thousands)	2,662.95	10,553.50	-74.77%	16,365.71	42,461.36	-61.46%
— Domestic routes	2,641.87	8,768.35	-69.87%	14,062.93	35,262.75	-60.12%
— International routes	17.60	1,437.80	-98.78%	2,024.26	5,844.66	-65.37%
— Regional routes	3.47	347.35	-99.00%	278.53	1,353.95	-79.43%
Passenger load factor (%)	64.21	83.60	-19.39pts	67.29	82.90	-15.61pts
— Domestic routes	65.62	84.92	-19.30pts	66.99	83.65	-16.66pts
— International routes	42.69	81.30	-38.61pts	68.28	81.54	-13.25pts
— Regional routes	15.76	82.12	-66.35pts	59.30	82.10	-22.81pts
Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	353.37	731.71	-51.71%	1,682.50	2, 945.09	-42.87%
— Domestic routes	94.34	255.00	-63.00%	526.98	1,085.15	-51.44%
— International routes	257.02	458.33	-43.92%	1,132.82	1,787.12	-36.61%
— Regional routes	2.01	18.39	-89.09%	22.70	72.82	-68.83%

	Amount completed in April 2020	Amount completed in April 2019	Year-on- year increase	Total amount completed from January to April in 2020	Total amount completed from January to April in 2019	Year-on- year increase
RFTK (revenue freight tonne- kilometres) (millions)	117.19	226.75	-48.32%	555.66	842.47	-34.04%
— Domestic routes	44.18	73.34	-39.76%	182.15	292.46	-37.72%
— International routes	72.21	150.88	-52.14%	369.33	540.53	-31.67%
— Regional routes	0.80	2.53	-68.39%	4.18	9.48	-55.94%
Weight of freight carried (million kg)	38.53	75.77	-49.15%	178.63	291.78	-38.78%
— Domestic routes	30.21	52.36	-42.30%	126.97	206.23	-38.43%
— International routes	7.62	21.30	-64.24%	47.93	77.50	-38.16%
— Regional routes	0.69	2.10	-66.95%	3.73	8.05	-53.66%
Freight load factor (%)	33.16	30.99	2.17pts	33.03	28.61	4.42pts
— Domestic routes	46.83	28.76	18.07pts	34.56	26.95	7.61pts
— International routes	28.10	32.92	-4.83pts	32.60	30.25	2.36pts
— Regional routes	39.82	13.74	26.07pts	18.40	13.01	5.38pts
Consolidated Data ATK (available tonne- kilometres) (millions)	875.57	2,648.42	-66.94%	5,502.96	10,788.95	-48.99%
— Domestic routes	587.20	1,463.52	-59.88%	3,081.08	6,087.09	-49.38%
— International routes	284.10	1,114.48	-74.51%	2,343.67	4,428.29	-47.08%
— Regional routes	4.27	70.42	-93.94%	78.21	273.57	-71.41%
RTK (revenue tonne- kilometres) (millions)	449.40	1,806.64	-75.12%	3,056.25	7,199.64	-57.55%
— Domestic routes	364.62	1,086.75	-66.45%	1,851.19	4,387.86	-57.81%
— International routes	83.63	675.40	-87.62%	1,168.90	2,641.56	-55.75%
— Regional routes	1.15	44.48	-97.42%	36.16	170.22	-78.76%
Overall load factor (%)	51.33	68.22	-16.89pts	55.54	66.73	-11.19pts
— Domestic routes	62.09	74.26	-12.16pts	60.08	72.08	-12.00pts
— International routes	29.44	60.60	-31.16pts	49.88	59.65	-9.78pts
— Regional routes	26.87	63.17	-36.30pts	46.23	62.22	-15.99pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The strike and impact of the novel coronavirus (COVID-19) epidemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity, and the specific extent of impact is yet to be evaluated according to the actual situation in the future. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 May 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).